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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           Stockwalk.com Group, Inc.
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                                (Name of Issuer)


                    Common Stock, $.04 par value per share
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                         (Title of Class of Securities)


                                   86149C104
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                                 (CUSIP Number)


                               Jeffrey L. Cotter
                       5500 Wayzata Boulevard, Suite 800
                             Minneapolis, MN  55416
                                 (612) 542-6000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 1, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              (Page 1 of 5 Pages)
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CUSIP NO. 86149C104               13D                          PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    John E. Feltl
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
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                7   SOLE VOTING POWER
  NUMBER OF
                    2,403,594
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,403,594
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,403,594
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP NO. 86149C104                      13D                PAGE 3 OF 5 PAGES


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the voting common stock, par value $.04 of Stockwalk.com Group, Inc. (the "Issuer"), a Minnesota corporation, having its principal executive offices at 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name: John E. Feltl

         (b) Business Address:

             120 South Sixth Street, Suite 100
             Minneapolis, Minnesota  55402

         (c) Present Principal Occupation: President and Chief Executive Officer of R.J. Steichen & Company. R.J. Steichen, a Minneapolis-based brokerage firm, is a wholly-owned subsidiary of Stockwalk.com Group, Inc. R.J. Steichen's address is 120 South Sixth Street, Suite 100, Minneapolis, Minnesota 55402.

         (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. The reporting person is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The reporting person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The reporting person acquired 2,103,594 shares of Stockwalk.com Group, Inc. in connection with the merger of R.J. Steichen & Company with a corporate subsidiary of Stockwalk.com Group, pursuant to which all the issued and outstanding capital stock of R.J. Steichen was exchanged for an aggregate of 4,315,062 unregistered shares of common stock of Stockwalk.com Group. The balance of the shares, i.e., 300,000, reported are issuable upon the exercise of a five-year warrant issued to the reporting person pursuant to the terms of such merger. This warrant is exercisable at $6.375/share. The reporting person was the principal shareholder of R.J. Steichen prior to the merger. The balance of the shares of Stockwalk.com Group issued in connection with the merger were issued to the remaining shareholders of R.J. Steichen & Company.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Stockwalk.com Group acquired by the reporting person and the shares issuable to the reporting person upon exercise of the warrant discussed above, were issued




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CUSIP NO. 86149C104                      13D                PAGE 4 OF 5 PAGES



pursuant to the merger described in Item 3 above. The merger agreement which governed the issuance of the shares and the warrant is filed as Exhibit 2.6 to Amendment No. 1 to the Registration Statement on Form S-2 of Stockwalk.com Group, Inc. (Registration No. 333-35544) filed on June 23, 2000. Pursuant to the terms of the merger, the reporting person has the right to receive up to an additional 1,000,000 shares of unregistered common stock of Stockwalk.com Group if R.J. Steichen achieves certain levels of pre-tax earnings during the two-year period following completion of the merger. Finally, the reporting person has the right to receive additional unregistered shares of Stockwalk.com Group upon the conversion of certain amounts left in R.J. Steichen pursuant to the terms of the merger agreement. The reporting person is a member of the Board of Directors and an executive officer of Stockwalk.com Group.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The reporting person owns an aggregate of 2,403,594 shares of unregistered common stock of Stockwalk.com Group, including 300,000 shares issuable upon exercise of a warrant. The reporting person owns approximately 9.2% of the outstanding common stock of Stockwalk.com Group. The reporting person has the sole power to vote and to direct the vote of all securities of Stockwalk.com Group which are the subject of this report. The reporting person acquired all shares of Stockwalk.com Group on August 1, 2000. According to its most recently filed report, there are 25,900,843 shares of Stockwalk.com Group issued and outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See responses to Items 4 and 5 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A  Agreement and Plan of Merger, dated as of June 5, 2000, by and between R.J. Steichen & Company, Stockwalk.com Group, Inc. and SCG Acquisition Corporation (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Registration Statement on Form S-2 of Stockwalk.com Group, Inc. (Registration No. 333-35544) filed on June 23, 2000).



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CUSIP NO. 86149C104                      13D                PAGE 5 OF 5 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated:   August 4, 2000


                                  /s/ John E. Feltl
                                  ----------------------------------------------
                                  John E. Feltl


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)